UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2020

Commission File Number 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

On July 5, 2020, Wix.com Ltd. (the “Company”) received Israeli court approval for its motion to extend the right to repurchase up to $100 million of its securities, which expired on June 30, 2020 until December 31, 2020.

In addition, the Company submitted on July 6, 2020 a motion to the Israeli court to increase the size of the approved $100 million repurchase program permitted under Israeli law, and enable it to repurchase an aggregate of up to $300 million of its ordinary shares and/or convertible notes until December 31, 2020.

As previously disclosed, the Company intends to continue filing extension requests on an ongoing basis as required. Subject to approval by the Israeli courts, under the board authorized program, Company securities may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws and regulations, and the repurchase program may be suspended or discontinued at any time. For all or a portion of the authorized repurchase amount, the Company may repurchase all or a portion of the authorized repurchase amount pursuant to a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, that is designed to facilitate these purchases. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company’s ordinary shares, general market and economic conditions and other corporate considerations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wix.com Ltd.

By:	/s/ Eitan Israeli
Name:	Eitan Israeli
Title:	VP & General Counsel

Date: July 6, 2020